UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Tortoise Energy Independence Fund, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89148K200

(CUSIP Number)

Aristides Capital LLC

25 S. Huron St., Suite 2A

Toledo, Ohio 43604

Attention: Christopher M. Brown

(419) 708-9773

With copies to

Adam Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89148K200

1	NAME OF REPORTING PERSON

ARISTIDES CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE, USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		304,131
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

304,131
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

304,131
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 89148K200

1	NAME OF REPORTING PERSON

CHRISTOPHER M. BROWN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		304,131
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

304,131
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

304,131
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 89148K200

1	NAME OF REPORTING PERSON

ARISTIDES FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE, USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		184,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

184,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

184,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 89148K200

1	NAME OF REPORTING PERSON

ARISTIDES FUND QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE, USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		120,131
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

120,131
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,131
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 89148K200

The following constitutes Amendment No. 2 to the Schedule 13D by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 29, 2021, the Reporting Persons filed a preliminary proxy statement with the Securities and Exchange Commission seeking to oppose the Issuer’s proposal to approve the proposed merger (the “Merger”) between the Issuer and Tortoise Pipeline & Energy Fund, Inc. (“TTP”) at the Issuer’s Special Meeting of Stockholders scheduled to be held on April 7, 2021 (the “Special Meeting”).

The Reporting Persons believe the Merger is ill-advised and not in the best interests of the Issuer’s stockholders. In the Reporting Persons’ view, the Issuer’s NAV discount reflects the market’s accurate view of management’s poor track record and its discounting of the Issuer’s expected future underperformance. Additionally, the Reporting Persons believe that the Issuer’s current management is incapable of closing this gap by changing its investment strategy. The Reporting Persons believe that the best way to close the discount to NAV and recover maximum value for stockholders is for the Issuer to liquidate its assets and return the entirety of its capital to stockholders.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On March 31, 2021, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies to oppose the Issuer’s proposal to approve the Merger of the Issuer with and into TTP at the Special Meeting (the “Solicitation”), and (c) Aristides Capital agreed to bear all expenses incurred in connection with the Solicitation. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit.

99.1	Joint Filing and Solicitation Agreement as required by Rule 13d-1(k)(1) under the Act.

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CUSIP No. 89148K200

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2021

Christopher M. Brown
Aristides Capital LLC
Aristides Fund LP
Aristides Fund QP, LP

/s/ Christopher M. Brown
Christopher M. Brown, for himself and as the Managing Member of the General Partner (for itself and on behalf of each of the Funds)

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